Exhibit 99.1

Trip.com Group Limited Reports Unaudited First Quarter of 2026 Financial Results

SINGAPORE, June 24, 2026 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading global one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the first quarter of 2026.

Key Highlights for the First Quarter of 2026 and Preliminary Outlook for the Second Quarter of 2026

•	Trip.com Group reported solid financial results in the first quarter of 2026

-	Total net revenues increased by 17% year-over-year to RMB16.2 billion (US$2.4 billion), primarily driven by resilient travel demand.

•	International business sustained robust growth across all segments in the first quarter of 2026

-	Gross bookings on the Company’s international platform increased by approximately 65% year-over-year.

-	Inbound travel bookings surged by approximately 90% year-over-year.

•	For the second quarter of 2026, the Company expects year-over-year total net revenue growth to decelerate to approximately 3%–8%, with a corresponding impact on margins and bottom-line results

“Inbound travel continues to gain momentum, creating meaningful opportunities across the travel value chain and contributing to local economic development,” said James Liang, Executive Chairman. “Through continued investment in technology, product innovation, and destination enablement, we help improve connectivity between global travelers and local services. We remain committed to strengthening destination readiness and ecosystem connectivity, helping unlock the full potential of inbound travel and create long-term value for all stakeholders. As travel continues to evolve, we remain optimistic about the industry’s future and committed to serving as a trusted partner for its long-term development.”

“The travel market remained resilient in the first quarter of 2026, supported by continued growth in international travel demand and rising interest in more personalized travel experiences,” said Jane Sun, Chief Executive Officer. “To meet these evolving needs, we have worked closely with local partners to make travel more accessible and seamless. Through technology, AI-powered solutions, and targeted destination initiatives, we help travelers overcome language and information barriers while enabling more suppliers to connect with global demand, including many participating in international travel for the first time. Looking ahead, we will continue to strengthen our partner ecosystem and help more destinations and suppliers benefit from the growth of international travel.”

First Quarter of 2026 Financial Results and Business Updates

For the first quarter of 2026, Trip.com Group reported total net revenues of RMB16.2 billion (US$2.4 billion), representing a 17% increase from the same period in 2025, primarily driven by resilient travel demand. Total net revenues for the first quarter of 2026 increased by 5% from the previous quarter, primarily due to seasonality.

Accommodation reservation revenue for the first quarter of 2026 was RMB6.5 billion (US$944 million), representing a 17% increase from the same period in 2025, primarily driven by an increase in accommodation reservations. Accommodation reservation revenue for the first quarter of 2026 increased by 4% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenue for the first quarter of 2026 was RMB6.1 billion (US$877 million), representing a 12% increase from the same period in 2025, primarily driven by an increase in transportation reservations. Transportation ticketing revenue for the first quarter of 2026 increased by 13% from the previous quarter, primarily due to seasonality.

Packaged-tour revenue for the first quarter of 2026 was RMB1.1 billion (US$164 million), representing a 19% increase from the same period in 2025, primarily driven by an increase in packaged-tour reservations. Packaged-tour revenue for the first quarter of 2026 increased by 7% from the previous quarter, primarily due to seasonality.

Corporate travel revenue for the first quarter of 2026 was RMB690 million (US$100 million), representing a 20% increase from the same period in 2025, primarily driven by an increase in corporate travel reservations. Corporate travel revenue for the first quarter of 2026 decreased by 15% from the previous quarter, primarily due to seasonality.

Cost of revenue for the first quarter of 2026 increased by 23% to RMB3.3 billion (US$483 million) from the same period in 2025 and increased by 3% from the previous quarter, which was generally in line with the fluctuations in total net revenues from the respective periods. Cost of revenue as a percentage of total net revenues was 21% for the first quarter of 2026.

Product development expenses for the first quarter of 2026 increased by 15% to RMB4.1 billion (US$589 million) from the same period in 2025 and increased by 1% from the previous quarter, primarily due to the increase in product development personnel related expenses. Product development expenses as a percentage of total net revenues were 25% for the first quarter of 2026.

Sales and marketing expenses for the first quarter of 2026 increased by 25% to RMB3.7 billion (US$543 million) from the same period in 2025 and decreased by 15% from the previous quarter, primarily due to the fluctuations in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of total net revenues were 23% for the first quarter of 2026.

General and administrative expenses for the first quarter of 2026 increased by 8% to RMB1.1 billion (US$163 million) from the same period in 2025 and decreased by 6% from the previous quarter. General and administrative expenses as a percentage of total net revenues were 7% for the first quarter of 2026.

Income tax expense for the first quarter of 2026 was RMB893 million (US$129 million), compared to RMB638 million for the same period in 2025 and RMB835 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, changes in deferred tax liabilities relating to withholding tax, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income, and changes in valuation allowance provided for deferred tax assets.

Net income for the first quarter of 2026 was RMB2.5 billion (US$367 million), compared to RMB4.3 billion for the same period in 2025 and RMB4.3 billion for the previous quarter. Adjusted EBITDA for the first quarter of 2026 was RMB4.8 billion (US$701 million), compared to RMB4.2 billion for the same period in 2025 and RMB3.4 billion for the previous quarter.

Net income attributable to Trip.com Group’s shareholders for the first quarter of 2026 was RMB2.5 billion (US$363 million), compared to RMB4.3 billion for the same period in 2025 and RMB4.3 billion for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income, and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the first quarter of 2026 was RMB3.9 billion (US$568 million), compared to RMB4.2 billion for the same period in 2025 and RMB3.5 billion for the previous quarter.

Diluted earnings per ordinary share and per ADS was RMB3.67 (US$0.53) for the first quarter of 2026. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income, and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB5.73 (US$0.83) for the first quarter of 2026. Each ADS currently represents one ordinary share of the Company.

As of March 31, 2026, the balance of cash and cash equivalents, restricted cash, short-term investment, and held to maturity time deposit and financial products was RMB104.0 billion (US$15.1 billion).

Recent Development

The Company is and has been the subject of investigations or inquiries by national authorities regarding competition law matters, consumer protection issues, and other areas. While the Company is unable to predict the outcome of any current or future investigations, litigation or inquiries, it remains focused on maintaining robust compliance and governance standards.

In January 2026, the Company received a notice of investigation from the State Administration for Market Regulation (“SAMR”) that it had commenced an investigation into whether the Company has abused or is abusing a dominant market position to engage in monopolistic conduct pursuant to the PRC Anti-Monopoly Law. As of the date of this press release, the Company is fully cooperating with the SAMR in its ongoing investigation, including by actively providing supplementary information and documentation, and will continue to engage constructively with the SAMR on compliance with regulatory requirements. Although the Company is currently unable to predict the timing, outcome or consequences of the investigation, or estimate the possible loss, that may be associated with it, the Company will continue to monitor developments closely. The SAMR’s investigation findings could directly result in a significant fine, other financial penalties and/or changes to the Company’s business practices and may have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows. The Company remains committed to continuously reviewing its business practices while providing high-quality products and services to users and partners worldwide.

Business Outlook

For the second quarter of 2026, the Company expects net revenue to grow by approximately 3%–8% year -over-year. Compared with the first quarter, the slower pace of growth is expected to have a corresponding impact on margins and bottom-line results. This reflects direct and indirect impacts from macro headwinds such as elevated energy pricing and geopolitical volatility, alongside operational adjustments the Company implemented to align with evolving industry standards and compliance frameworks. This forecast represents Trip.com Group’s current and preliminary view based on the information available to it as of the date of this press release, and is subject to change and may be different from the second quarter financial results to be published in-due-course.

Conference Call

Trip.com Group’s management team will host a conference call at 8:00 PM on June 24, 2026, U.S. Eastern Time (or 8:00 AM on June 25, 2026, Hong Kong Time) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register-conf.media-server.com/register/BI474cf1d2cafe4883828d22dcfc4b7d15.

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident,” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and business conditions in the relevant jurisdictions where Trip.com Group operates, any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Trip.com Group, any investigation, enforcement or legal/administrative proceeding against Trip.com Group in connection with its business operation and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes recorded in other income, net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income, and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for many travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2025 RMB (million)	March 31, 2026 RMB (million)	March 31, 2026 USD (million)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	46,451	57,124	8,281
Short-term investments	32,007	23,892	3,464
Accounts receivable, net	15,241	16,294	2,362
Prepayments and other current assets	27,351	25,990	3,768
Total current assets	121,050	123,300	17,875
Property, equipment and software	5,445	5,660	820
Intangible assets and land use rights	13,013	12,979	1,882
Right-of-use asset	881	835	121
Investments (Includes held to maturity time deposit and financial products of RMB27,302 million and RMB22,951 million as of December 31, 2025 and March 31, 2026, respectively)	61,375	54,791	7,943
Goodwill	62,268	62,222	9,020
Other long-term assets	600	492	71
Deferred tax asset	2,755	2,934	425
Total assets	267,387	263,213	38,157
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	19,335	20,087	2,912
Accounts payable	19,150	19,987	2,897
Advances from customers	18,185	18,917	2,742
Other current liabilities	21,499	21,605	3,132
Total current liabilities	78,169	80,596	11,683
Deferred tax liability	3,949	4,091	593
Long-term debt	11,430	10,742	1,557
Long-term lease liability	585	542	79
Other long-term liabilities	654	519	75
Total liabilities	94,787	96,490	13,987
MEZZANINE EQUITY	131	136	20
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	170,818	165,000	23,920
Non-controlling interests	1,651	1,587	230
Total shareholders’ equity	172,469	166,587	24,150
Total liabilities, mezzanine equity and shareholders’ equity	267,387	263,213	38,157

Trip.com Group Limited

Unaudited Consolidated Statements of Income

(In millions, except share and per share data)

	Quarter ended March 31, 2025 RMB (million)	Quarter ended December 31, 2025 RMB (million)	Quarter ended March 31, 2026 RMB (million)	Quarter ended March 31, 2026 USD (million)
Net Revenues:
Accommodation reservation	5,541	6,287	6,510	944
Transportation ticketing	5,418	5,368	6,050	877
Packaged-tour	947	1,056	1,130	164
Corporate travel	573	808	690	100
Others	1,351	1,879	1,828	265
Total net revenues	13,830	15,398	16,208	2,350
Cost of revenue	(2,705)	(3,240)	(3,330)	(483)
Product development *	(3,525)	(4,028)	(4,062)	(589)
Sales and marketing *	(2,999)	(4,398)	(3,747)	(543)
General and administrative *	(1,038)	(1,198)	(1,124)	(163)
Income from operations	3,563	2,534	3,945	572
Interest income	640	679	563	82
Interest expense	(286)	(115)	(115)	(17)
Other income	1,137	2,038	176	26
Income before income tax expense and equity in loss of affiliates	5,054	5,136	4,569	663
Income tax expense	(638)	(835)	(893)	(129)
Equity in loss of affiliates	(102)	(28)	(1,151)	(167)
Net income	4,314	4,273	2,525	367
Net (income)/loss attributable to non-controlling interests and mezzanine classified non-controlling interests	(37)	18	(19)	(3)
Accretion to redemption value of redeemable non-controlling interests	—	(10)	(7)	(1)
Net income attributable to Trip.com Group Limited	4,277	4,281	2,499	363
Earnings per ordinary share
- Basic	6.48	6.53	3.85	0.56
- Diluted	6.09	6.11	3.67	0.53
Earnings per ADS
- Basic	6.48	6.53	3.85	0.56
- Diluted	6.09	6.11	3.67	0.53
Weighted average ordinary shares outstanding
- Basic	660,203,576	655,910,664	648,991,284	648,991,284
- Diluted	702,144,923	700,452,261	681,679,206	681,679,206

* Share-based compensation included in expenses above is as follows:
Product development	220	304	363	53
Sales and marketing	41	67	66	10
General and administrative	219	293	262	38

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except %, share and per share data)

	Quarter ended March 31, 2025 RMB (million)	Quarter ended December 31, 2025 RMB (million)	Quarter ended March 31, 2026 RMB (million)	Quarter ended March 31, 2026 USD (million)
Net income	4,314	4,273	2,525	367
Less: Interest income	(640)	(679)	(563)	(82)
Add: Interest expense	286	115	115	17
Less: Other income	(1,137)	(2,038)	(176)	(26)
Add: Income tax expense	638	835	893	129
Add: Equity in loss of affiliates	102	28	1,151	167
Income from operations	3,563	2,534	3,945	572
Add: Share-based compensation	480	664	691	101
Add: Depreciation and amortization	204	217	194	28
Adjusted EBITDA	4,247	3,415	4,830	701
Adjusted EBITDA margin	31%	22%	30%	30%
Net income attributable to Trip.com Group Limited	4,277	4,281	2,499	363
Add: Share-based compensation	480	664	691	101
Add: (Gain)/loss from fair value changes of equity securities investments and exchangeable senior notes	(526)	(1,673)	876	127
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	(43)	212	(161)	(23)
Non-GAAP net income attributable to Trip.com Group Limited	4,188	3,484	3,905	568
Weighted average ordinary shares outstanding- Diluted-non GAAP	702,144,923	700,452,261	681,679,206	681,679,206
Non-GAAP Diluted income per share	5.96	4.97	5.73	0.83
Non-GAAP Diluted income per ADS	5.96	4.97	5.73	0.83

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.8980 on March 31, 2026 published by the Federal Reserve Board.